Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 29 DATED JULY 6, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE Coastal Village Controlled Subsidiary

On June 29, 2018, we directly acquired ownership of a “majority-owned subsidiary”, CV Fort Myers Investor, LLC (the “RSE Coastal Village Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $6,820,000, which is the initial stated value of our equity interest in the RSE Coastal Village Controlled Subsidiary (the “RSE Coastal Village Investment”). The RSE Coastal Village Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily student housing property totaling 200 units (799 beds) and 276,654 rentable square feet located at 19401 Skidmore Way, Fort Myers, FL 33967 (the “Coastal Village Apartments Property”). The RSE Coastal Village Controlled Subsidiary is anticipating redeeming the RSE Coastal Village Investment via sale or refinance by July 10, 2023.

The RSE Coastal Village Controlled Subsidiary is managed by Coastal Ridge Real Estate (“Coastal Ridge”), a company formerly known as PPG Manhattan Real Estate and formed in 2013. The company is headquartered in Columbus, Ohio and has a west coast office in Malibu, California. Their current portfolio includes approximately 15,300 student housing beds and nearly 3,500 conventional apartment units across the country, with assets under management totaling over $1.5 billion. Other than with regard to the RSE Coastal Village Controlled Subsidiary, neither our Manger nor we are affiliated with Coastal Ridge.

Pursuant to the agreements governing the RSE Coastal Village Investment (the “RSE Coastal Village Operative Agreements”), our consent is required for all major decisions regarding the RSE Coastal Village Controlled Subsidiary. In addition, pursuant to the RSE Coastal Village Operative Agreements, we are entitled to receive an economic return of 10.50% per annum on our RSE Coastal Village Investment, with 6.0% paid current in years 1-3, 7.0% paid current in year 4, 8.0% paid current in year 5, and the remainder accrued. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.5% of the RSE Coastal Village Investment, paid directly by the RSE Coastal Village Controlled Subsidiary.

The Coastal Village Apartments Property, which is held through CV Fort Myers Borrower, LLC, a wholly-owned subsidiary of the RSE Coastal Village Controlled Subsidiary, was acquired for a purchase price of approximately $44,000,000. Coastal Ridge anticipates additional hard costs of approximately $1,727,000 to perform exterior, common area, and unit improvements. The unit upgrades are expected to be rolled out over 24 months beginning in the summer of 2019 and are projected to include LVT (Luxury Vinyl Tile) flooring in the common area, quartz countertops, stainless steel appliances, and new entertainment centers. Additionally, soft costs and financing costs of approximately $1,710,00 are anticipated, bringing the total projected project cost for the Coastal Village Apartments Property to approximately $47,437,000.

Simultaneous with the closing of the RSE Coastal Village Investment, senior financing was provided through an initial $29,920,000 senior secured loan from the Canadian Imperial Bank of Commerce (“CIBC”) (the “Coastal Village Senior Loan”). The loan features a five-year term at a LIBOR + 200 floating interest rate with three years interest only. The loan contains one 12-month extension option, subject to certain conditions. The Coastal Village Senior Loan contains a provision allowing for up to $2,000,000 of additional proceeds to be provided by CIBC for renovation purposes. The interest only period for the Coastal Village Senior Loan also extends to all five years if the loan-to-value, or the LTV ratio, is less than or equal to 65% after year three. As of the closing date, in aggregate with the RSE Coastal Village Investment, the RSE Coastal Village Controlled Subsidiary features an LTV of 83.5%. The combined LTV ratio is the amount of the Coastal Village Senior Loan plus the amount of the RSE Coastal Village Investment, divided by the purchase price of the property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Coastal Village Apartments property is a 200-unit (799-bed) student housing complex in Fort Myers, Florida near Florida Gulf Coast University. As of April 16, 2018, the property is 95.5% occupied. The property was constructed in 2004 and consists of 18 three-story buildings. The build is of concrete block and wood frame.

The Fort Myers market presents a strong opportunity arising from a growing nearby university (Florida Gulf Coast University) and a lack of student housing options. Florida Gulf Coast University has been growing at a rate that outpaces the supply of new student housing and developable land is scarce near the school.